UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 1-32895
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Penn West Petroleum Ltd.
(Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW
Calgary, Alberta T2P 1K3
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

                         .

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 17, 2014.

PENN WEST PETROLEUM LTD.

By: /s/ Keith Luft
Name:	Keith Luft
Title:	General Counsel and Senior Vice President, Corporate Services

EXHIBIT INDEX

Exhibit	Description

99.1	News release, dated November 17, 2014